

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Current Report on Form 8-K**
> **Amended June 21, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please expand your response to prior comment 1 to clarify how you determined that the July 2, 2009 Form 8-K provided all the disclosures required by Form 10, particularly given the additions to that filing in subsequent amendments. Also tell us whether any sales of securities were made under Rule 144 in reliance on the July 2, 2009 date, and whether that date has any relevance to the resale of any outstanding security given the subsequent transaction with WES Consulting.

2.   Regarding your response to prior comment 2:

- Your response to the first bullet states that the agreement you mention was not filed as an exhibit because it was only between Belmont and two individuals and was not a material definitive agreement. However, the first paragraph and signatures page of the agreement you provided clearly state that WES Consulting was a party to that agreement. Please reconcile;

- We note the "redacted" version of the agreement you provided. Please provide us with a complete copy of that agreement;

- Please tell us when the Sellers identified in the agreement publicly reported that they had 972,000 shares to sell, or tell us when you reported or will report any related Section 16 reporting failures; and

- If the matters specified in Exhibits 3, 5 and 7 to the agreement mentioned in the last bullet of prior comment 2 were not required to be approved by shareholders, as implied by your response, then please clarify why each such exhibit relates to written consents of shareholders in lieu of a special meeting. We also note that each exhibit refers to the consent having the same force and effect as if adopted at a meeting of the majority shareholders duly called and held. In this regard, it appears that Exhibit 7 does not relate only to the appointment of Mr. Friedman by your board to fill a vacancy; instead, that exhibit indicates that it relates to the approval by written consent of your shareholders of the nomination of Mr. Friedman to serve on your board. Please refer to Rule 14c-2.

3.   Regarding your response to prior comment 3:

- We note that shareholders "presumably" had access to information. Expand to clarify why you do not know whether shareholders had access to the information you cite;

- Clarify how you concluded that shareholders had access to information prior to the offer and sale of securities, as defined in Rule 145(a); and

- The last sentence of the second paragraph of your response implies that no merger would require registration under the Securities Act, contrary to Rule 145. Please revise your analysis to be consistent with applicable rules.

<u>Liberator, Inc. merged with and into . . ., page 17</u>

4.   With a view toward expanded risk factor disclosure, please tell us why your revisions here in response to prior comment 5 do not discuss the failure to file proxy or information statement materials in connection with the name change and "vote of shareholders" related to the transaction involving Remark Enterprises and OneUp.

Management's Discussion and Analysis . . ., page 17

5.   We reissue prior comment 14 in our March 1, 2010 letter given the reference to the safe
        harbor on page 10 of your amended Form 10-K filed on June 30, 2010.

Certain Relationships . . ., page 25

6.   Regarding your response to prior comment 10:

   •   That response indicates the second paragraph of your disclosure in this section
        discusses the notes payable to related parties mentioned in Exhibit 99.1.
        However, the second paragraph mentions only loans by related parties to you on
        June 30, 2008, while Exhibit 99.1 indicates that the loans were made by June 30,
        2007. Therefore, we reissue the first sentence of prior comment 10; and

   •   Given the date of the transaction involving Remark Enterprises and OneUp, it
        appears the calculation in the second paragraph of your response should have
        been based on the registrant's total assets at June 30, 2008 and 2007. Please
        revise your response and expand your disclosure, as appropriate.

Description of Securities, page 27

7.   Regarding your response to prior comment 11:

   •   Please tell us how the portion of your response that Nevada law does not prohibit
        issuing preferred stock without filing a certificate of designation is consistent with
        paragraph 1 of Section 78.1955 of the Nevada Revised Statutes. If you believe
        they are not consistent, please also include in such response an analysis of your
        risk of liability under state law for issuing securities without filing required
        documents; and

   •   Expand the portion of your response to clarify the source of the "contractual
        right" of the preferred stockholder you mention. Also, if you did not file a
        certificate of designations prior to issuing preferred shares to that stockholder in
        the transaction with Remark Enterprises, please tell us how that shareholder is
        entitled to receive preferred shares in the transaction with WES Consulting. Cite
        all authority on which you rely.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie Kim, Esq.—Richardson & Patel LLP